BP 9/16



10031485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEC MAIL PROCESSING SECTION JUN 16 2010 WASHINGTON DC 111

SEC FILE NUMBER
8-68045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ocean View Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

990 Prospect Street, Suite 224
(No. and Street)

La Jolla	**CA**	**92037**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Hyatt **(858) 459-3611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, **Lisa Hyatt**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Ocean View Capital, LLC**, as of **March 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



Signature

Managing Partner

Title

Subscribed and sworn to before me
this 15th day of June 2010



Notary Public


OFFICIAL SEAL
MARCUS HOLLIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-5-2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy
Weiland
LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ocean View Capital, LLC

We have audited the accompanying statement of financial condition of Ocean View Capital, LLC (the "Company") as of March 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean View Capital, LLC as of March 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
June 15, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Ocean View Capital, LLC
Statement of Financial Condition
March 31, 2010

Assets		
Cash	$	147,110
Receivable from clearing organization (see note 4)		796,193
Accounts receivable		46,000
Non-marketable securities owned, at fair value (see note 2)		397,999
Fixed assets, net		18,450
Other		30,332
Total assets	$	1,436,084
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$	90,977
Short-term note payable		100,000
Total liabilities		190,977
Members' equity		1,245,107
Total liabilities and members' equity	$	1,436,084

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Operations
Year Ended March 31, 2010

Revenue	
Trading income	$ 3,564,100
Subscription fees	195,121
Revenue sharing	124,887
Dividends	8,654
Other income	19,173
Total revenue	3,911,935
Expenses	
Traders' fees and services	1,961,825
Clearing, execution and exchange fees	1,825,462
General and administrative	357,231
Consulting	321,612
Rent	95,041
Interest	57,310
Professional fees	50,283
Total expenses	4,668,764
Net loss	$ (756,829)

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Changes in Members' Equity
Year Ended March 31, 2010

Balance, beginning of year	$ 1,207,690
Net loss	(756,829)
Members' contributions	2,455,973
Members' distributions	(1,661,727)
Balance, end of year	$ 1,245,107

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Cash Flows
Year Ended March 31, 2010

Cash flows from operating activities:	
Net loss	$ (756,829)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	9,898
Decrease in receivable from clearing organization	75,706
Increase in accounts receivable	(46,000)
Increase in securities owned	(101,000)
Increase in other assets	(22,000)
Increase in accounts payable and accrued liabilities	74,871
Total adjustments	(8,525)
Net cash used in operating activities	(765,354)
Cash flows from investing activities:	
Purchase of fixed assets	(7,348)
Cash flows from financing activities:	
Proceeds from short-term notes	2,028,846
Payments of short-term notes	(2,128,846)
Members' contributions	2,455,973
Members' distributions	(1,661,727)
Net cash provided by financing activities	694,246
Net change	(78,456)
Cash, beginning of year	225,566
Cash, end of year	$ 147,110
Supplemental disclosure of cash flow information:	
Interest paid	$ 57,310

See Accompanying Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Ocean View Capital, LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a Delaware limited liability company formed in May 2008. The Company is a member of the Chicago Board Stock Exchange ("CBSX") since February 2009 and started operations as a broker-dealer in March 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Securities owned: Securities transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue recognition: Profits and losses from trading securities are reflected in trading income.

Interest and dividend income and expenses from trading activities are recorded on an accrual basis.

Income taxes: The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

2. *Fair Value Measurement*

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned in the accompanying Statement of Financial Condition are non-marketable and are considered to be valued using level 3 inputs.

3. *Members' Equity*

The Company's operating agreement provides for two classes of members: Class A and Class B members. The Class A member is the managing member and has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The Class B members are traders that have no voting rights and do not participate in management of the Company.

3. Members' Equity (continued)

Class B members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross risk between capital of all members. The managing member may restrict, halt or terminate a Class B member's trading activities at any time or for any reason.

4. Receivable from Clearing Organization

The receivable from the clearing organization consists of cash deposits in the Company's trading account and also includes balances due to or due from the clearing organization for unsettled trades.

5. Off-Balance-Sheet Risk

Credit risk: Cash and securities held by the clearing organization is insured by the Securities Investor Protection Corporation ("SIPC"). Such insurance protects against loss due to failure of the Company, but not loss due to unfavorable changes in the fair value of securities.

The Company clears all its securities transactions through Electronic Transaction Clearing, Inc. ("ETC"), a privately held company. In the event ETC does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of ETC. The Company attempts to minimize this credit risk by monitoring the creditworthiness of ETC.

At March 31, 2010, the Company owned 61,230 shares of ETC with a fair value of $397,999, representing 1.25% of the total outstanding and issued shares of ETC. Lisa Hyatt, managing member of the Company, serves on the Board of Directors of ETC.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $580,926, which was $480,926 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 3.28 to 1.

7. *Short-term Note Payable*

The Company has a short-term note payable agreement ("note payable") with an individual lender that expires on August 31, 2010. Under the terms of the note payable, the Company can borrow up to $500,000 from the lender. At March 31, 2010, the Company had a balance of $100,000, bearing interest at 18%. The note payable is collateralized by a cash deposit of the same amount held at ETC. Interest expense on the note payable totaled $35,310 for the year ended March 31, 2010.

8. *Related Party Transactions*

Prior to becoming a member of CBSX, the Company held a trading account at Trenchant Capital, LLC ("Trenchant"), a securities trading entity. The Company had a contractual relationship with traders who traded through this account and received their share of profits in the Trenchant account. On June 30, 2009, the Company assigned the Trenchant account and the related trader liabilities to Mercury Capital, an affiliate of the Company, as part of a restructuring arrangement under which assets and liabilities totaling $520,062 were assigned to Mercury Capital. Included in the accompanying statement of operations are $835,722 of trading income and $1,961,825 of expenses related to the Trenchant account for the period of April 1, 2009 through June 30, 2009.

On April 14, 2009, the Company entered into a loan agreement in the amount of $300,000 with Lovell Construction Company. Lisa Hyatt, managing member of the Company, is also an officer of Lovell Construction Company. The first half of the loan matured on July 31, 2009 and the second half of the loan matured on March 31, 2010, and was paid in full. Interest was paid at 10% per annum, payable on a monthly basis. Interest expense on this loan totaled $21,000 for the year ended March 31, 2010.

On June 30, 2009, the Company entered into a loan agreement in the amount of $88,718 with Mercury Capital. Lisa Hyatt, managing member of the Company, is also a shareholder and officer of Mercury Capital. The loan matured on August 31, 2009 and was paid in full. No interest was charged on the loan, as it was repaid within three months.

On September 8, 2009, the Company entered into a loan agreement in the amount of $250,000 with Chris Eikenberry, a Class B member. The loan matured on October 8, 2009 and was paid in full. No interest was charged on the loan, as it was repaid within thirty days.

On October 5, 2009, the Company entered into a loan agreement in the amount of $117,000 with Kayo Financial, LLC. Lisa Hyatt, managing member of the Company, is also a managing member of Kayo Financial, LLC. The loan matured on December 31, 2009 and was paid in full. Interest expense on this loan totaled $1,000 for the year ended March 31, 2010, which was paid at maturity.

9. Subsequent Events

Management evaluated subsequent events through June 15, 2010, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period April 1, 2010 through June 15, 2010, capital contributions and redemptions by Class B members totaled $641,325 and $855,590, respectively.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Ocean View Capital, LLC as of March 31, 2010

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 1,245,107	3480
2. Deduct ownership equity not allowable for Net Capital			(171,400)	3490
3. Total ownership equity qualified for Net capital			1,073,707	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,073,707	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 492,781	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges - Blockage Deduction		3610	(492,781)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 580,926	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 580,926	3750

OMIT PENNIES

6a: Non-allowable assets for Ocean View Capital, LLC:

Non-marketable securities owned, at fair value	$397,999
Receivables from related party	68,000
Fixed assets, net	18,450
Other	8,332
Total Non-allowable assets	$492,781

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Ocean View Capital, LLC as of March 31, 2010

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)	$ 12,732	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 480,926	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 561,828	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line		Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 190,977	3790
17.	Add:				
A.	Drafts for immediate credit	$	3800		
B.	Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C.	Other unrecorded amounts (List)	$	3820	$	3830
19.	Total Aggregate indebtedness			$ 190,977	3840
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)			32.87%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess capital (line 10 or 24)	$	3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the possession or control provision of Rule 15c3-3.

SCHEDULE IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 580,926	$ 190,977	32.87%
Computation per Schedule I	580,926	190,977	32.87%
Difference	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy
Weiland
LLP

To the Members of
Ocean View Capital, LLC

In planning and performing our audit of the financial statements of Ocean View Capital, LLC (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, CBSX, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy & Weiland LLP

San Francisco, California
June 15, 2010


Harb
Levy
Weiland
LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Ocean View Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional and General Assessment Reconciliations ("Forms SIPC-7T and SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to March 31, 2010, which were agreed to by Ocean View Capital, LLC (the "Company") and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Forms SIPC-7T and SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7T and SIPC-7 with respective cash disbursement records entries and corresponding check payments noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in Forms SIPC-7T and SIPC-7 for the period from April 1, 2009 to March 31, 2010 noting an overstatement of $8,000 overstatement on Form SIPC-7T;

3. Compared adjustments reported in Forms SIPC-7T and SIPC-7 with supporting schedules and working papers related to floor brokerage and clearance paid to other SIPC members in connection with securities transactions and for other revenue not related either directly or indirectly to the securities business;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7T and SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
June 15, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068045 CBOE DEC
OCEAN VIEW CAPITAL LLC 16*16
909 PROSPECT ST STE 224
LA JOLLA CA 92037-4131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA HYATT 858-459-3611

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5443

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4813)

5/12/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1030.

E. Interest computed on late payment (see instruction E) for 72 days at 20% per annum 25

F. Total assessment balance and interest due (or overpayment carried forward) $ 1055

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1055

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OCEAN VIEW CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING PARTNER
(Title)

Dated the 12TH day of MAY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $3,506,601

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 1,323,199

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RENTAL SUBLEASE INCOME 4182.00 SOFTWARE REBATE $2000.— — 6182.

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 1,329,381

2d. SIPC Net Operating Revenues — $2,177,220

2e. General Assessment @ .0025 — $5,443.

(to page 1 but not less than $150 minimum)

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ocean View Capital, LLC
909 Prospect Street Ste. 224
La Jolla, CA 92037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lisa Hyatt, 858-459-3611

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 453
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______________ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 453
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $453
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 453
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
Note: Change of Fiscal Year End - March

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lisa Hyatt
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Managing Partner
(Title)

Dated the 22 day of May, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Mar 31, 2010
Eliminate cents

Text

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 403,418
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	220,361
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income - Sublease	1,950.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 181,107
2e. General Assessment @ .0025	$ 453
	(to page 1 but not less than $150 minimum)

OCEAN VIEW CAPITAL, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2010